EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended
	March 31,	Years Ended December 31,
(in thousands)	2010	2009	2008	2007	2006	2005
Ratio 1 - Including Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$(275,180)	(1,605,908)	(660,806)	520,035	638,335	559,425
Fixed charges	95,860	506,873	787,227	1,095,972	895,696	535,408

Total	$(179,320)	(1,099,035)	126,421	1,616,007	1,534,031	1,094,833

Fixed Charges:
Interest on deposits	$83,707	456,247	667,453	912,472	746,669	408,405
Interest on short-term borrowings	543	3,841	38,577	92,970	72,958	34,342
Interest on long-term debt	9,678	38,791	73,657	84,014	71,050	88,299
Portion of rents representative of the interest factor (1/3) of expense	1,932	7,994	7,540	6,516	5,019	4,362

Total fixed charges	$95,860	506,873	787,227	1,095,972	895,696	535,408

Ratio of earnings to fixed charges	(1.87x )	(2.17x )	0.16x	1.47x	1.71x	2.04x

Ratio 1 - Excluding Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$(275,180)	(1,605,908)	(660,806)	520,035	638,335	559,425
Fixed charges	12,153	50,626	119,774	183,500	149,027	127,003

Total	$(263,027)	1,555,282	(541,032)	703,535	787,362	686,428

Fixed Charges:
Interest on short-term borrowings	$543	3,841	38,577	92,970	72,958	34,342
Interest on long-term debt	9,678	38,791	73,657	84,014	71,050	88,299
Portion of rents representative of the interest factor (1/3) of expense	1,932	7,994	7,540	6,516	5,019	4,362

Total fixed charges	$12,153	50,626	119,774	183,500	149,027	127,003

Ratio of earnings to fixed charges	(21.64x )	(30.72x )	(4.52x )	3.83x	5.28x	5.40x